FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	June, 2003
Commission File Number:	001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated June 12, 2003, relating to the announcement by Lafarge of a rights issue.

Page 1 of 3 Total Pages

PRESS RELEASE For distribution in the United States and Canada only

Euronext : LG, NYSE : LR	Paris, June 12, 2003
Lafarge to raise €1.28 billion capital via a rights issue

Lafarge announces today a €1.28 billion rights issue. The subscription period will start on June 19, 2003 and end on July 2, 2003, with a subscription ratio of 4 new shares for each 17 existing shares held. The subscription price is €41 per share.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The rights and new shares have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

PRESS CONTACT:	INVESTOR RELATIONS :
Philippe Hardouin 33-1 44 34 12 68	James Palmer : 33-1 44 34 11 26
philippe.hardouin@lafarge.com	james.palmer@lafarge.com

Rurik Ingram 44-20-7404 5959	Danièle Daouphars : 33-1 44 34 11 51
Cell phone : 44-79-7498-2588	daniele.daouphars@lafarge.com
ringram@brunswickgroup.com

Page 2 of 3 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 12, 2003	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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